Budget Paper B

FINANCIAL REVIEW
AND STATISTICS

FINANCIAL REVIEW AND STATISTICS

Contents

Introduction	1
Section 1 – Budgetary Estimates under Balanced Budget Legislation
Overview	3
2003/04 Results	4
2004/05 Budget	7
Provincial Revenue, 2004/05, Major Sources	8
Revenue by Source, 2004/05 and 2003/04	8
Revenue Estimates	9
Provincial Operating Expenditure, 2004/05, Major Categories	10
Program Expenditure Estimates, 2004/05 and 2003/04	10
Operating Expenditure Estimates	11
Capital Investment, 2004/05	12
Capital Grants and Costs Related to Capital Assets, 2004/05	12
The Medium-Term Fiscal Framework	13
Special Funds Balances	15
Fiscal Stabilization Fund	15
Debt Retirement Fund	16
Pension Assets Fund	17
Section 2 – Report and Summary Budget on Consolidated Operations and Debt
Report on Consolidated Operations and Summary Budget Forecast	18
Loan Act Requirements	22
Borrowing Requirements	23
Statement of Valuation and Purpose of Direct and Guaranteed Debt Outstanding	24
Direct and Guaranteed Debt	25
Section 3 – Financial Statistics and Comparative Information
Manitoba Financial Statistics, Ten-Year Summary	26
Manitoba’s Relative Position Among Provinces	30
Section 4 – Improving Transparency and Accountability
Improving Transparency and Accountability	32

BUDGET 2004 Financial Review and Statistics / B1

■ Introduction

This Budget Paper reports on financial results of Government operations and its financial position, as well as providing detail with respect to the Government’s Budget for the coming fiscal year and for the medium term.

This Budget Paper is divided into four sections.

Section 1 provides information specifically required by the Legislature. This includes estimates of operating expenditure, operating revenue and balances under the balanced budget legislation, as passed by the Legislature in 1995 and strengthened in 2000. These Budget plans provide for the core functions of the Government under rules set out in that legislation. Section 1 sets out the Medium-Term Fiscal Framework and a summary of the Estimates of Expenditure and Revenue that are voted upon in the Legislature. The balanced budget legislation provides specific mechanisms for the stabilization of Provincial finances and repayment of debt through the Debt Retirement Fund.

Section 2 provides Summary Budget statements that incorporate results and plans for the consolidated operations of the Government, including the operations of Crown corporations and other Government entities, as well as changes in pension liabilities. Information is also provided on the Government’s general purpose and guaranteed debt, refunding and other borrowing plans. These statements meet the standard of inclusion under generally accepted accounting principles of the Public Sector Accounting Board (PSAB) of the Canadian Institute of Chartered Accountants. They differ from the statements in Section 1 for a number of reasons. Because the results of Crown enterprises and the valuation of pension liabilities may be quite volatile on a year-to-year basis, the Legislature has determined that they should not fall under the provisions of the balanced budget act, which requires a balance be achieved on an annual basis. However, since 2000, the Government has taken new measures to address the pension liability within The Balanced Budget, Debt Repayment and Taxpayer Accountability Act. The provisions for fiscal stabilization and debt repayment are mechanisms which cannot be captured under the rules for the preparation of summary financial statements.

The Government takes full responsibility for the efficient and sound financial operation of the entire Government reporting entity as reported in the summary financial statements. It is a key commitment of this Government that Manitoba Hydro be retained as a Crown corporation, and that it continue to provide the lowest-cost energy to Manitoba individuals and industry, over the long run. Short-term fluctuations in revenues should not be the basis for decisions either on the operations of Hydro, or of the Government reporting entity as a whole.

Section 3 provides additional financial information. A ten-year summary of financial results includes ratios to gross domestic product and per capita information. Comparisons with other jurisdictions are provided with respect to health and other program expenditures, debt servicing costs and debt.

B2 / Financial Review and Statistics BUDGET 2004

Section 4 provides a summary of progress made by this Government in its budgeting and reporting, in order to provide greater transparency and to meet the standards of reporting advanced by the PSAB, including new measures to be reflected in the Budget and accounts for 2004/05.

The Government provides this information in order to be fully transparent concerning its operations, while meeting specific requirements of the Provincial Legislature and of the legislation it has passed. The statements have been evolving toward full compliance with generally accepted accounting principles as outlined by PSAB. PSAB sets generally accepted accounting principles and current reporting standards for governments, some of which have changed over time.

The Budget and Financial Statements are not the only source of information provided to fulfill these objectives. In this regard, the PSAB notes:

Summary financial statements include the financial position and results of all the organizations a government controls. Because they are summary documents, they cannot be expected to fulfill all of the users’ needs served by a government’s financial reporting system. To do that, governments produce many kinds of other financial reports in addition to the financial statements. For example, individual entities prepare reports to comply with certain legislation; there are reports to measure and report on the performance of individual programs and activities; and there are special purpose reports designed to meet particular needs of specific users. In addition, governments set out their fiscal plan in budgets and estimates of expenses or expenditures. Certain information is better provided, or can only be provided, by financial reports other than summary financial statements. (“20 Questions About Government Financial Reporting”. PSAB; CICA; 2003 p12. http://www.cica.ca/index.cfm/ci_id/225/la_id/1.htm)

Interested parties are encouraged to access all the reports of the Government of Manitoba which are provided for the information of the Legislature and the public. Links may be found on the internet at http://www.gov.mb.ca/finance.

BUDGET 2004 Financial Review and Statistics / B3

SECTION 1

■ Overview

Budget 2004 presents the Government’s plans to maintain a steady course which addresses the priority concerns of Manitobans. The Budget is balanced under The Balanced Budget, Debt Repayment and Taxpayer Accountability Act. The Budget was prepared in a difficult fiscal environment, as the Province recovers from a number of events which occurred last year.

A sharp reduction in expected Equalization payments occurred at the end of the fiscal year, arising from relatively poor economic performance in much of Canada, and especially in Ontario, which lowered the standard on which entitlements are based. On the positive side, calculations of federal transfers were adjusted, based on 2001 Census results, to include all people for whom the Province had borne the cost of providing services in previous years. Manitoba was one of the few provinces which had higher population growth than previously estimated.

2003/04 fiscal results were also affected by:

•	the value of the Canadian dollar, which rose sharply against that of the U.S., our major trading partner, and which resulted in slower economic and revenue growth;

•	drought, which reduced water flows and impacted provincial revenues from Manitoba Hydro;

•	the BSE crisis, which not only reduced farm receipts, but also required an unforeseen $46 million injection to provide relief to producers; and

•	one of the worst forest fire seasons on record, which required an expenditure of $29 million above that budgeted for forest fire suppression.

The result of the BSE and forest fire situations was that the applicable disaster provisions of The Balanced Budget, Debt Repayment and Taxpayer Accountability Act were used to ensure that these crises could be addressed without jeopardizing essential public services.

Looking ahead, Budget 2004 provides the resources to maintain and improve services to Manitobans. It plans no draw on the Fiscal Stabilization Fund. Major personal or corporation income taxes continue to be reduced. A number of measures are taken to control costs, and there are some other fee and selective tax increases. Health, K to Senior 4 and post-secondary education and training, and family services and housing will receive increases which total $206 million. Part of this additional funding for these priority programs, and all increases in other department expenditures, will be financed from savings and repriorization in other programs.

B4 / Financial Review and Statistics BUDGET 2004

Comparative Statement of Budgetary Revenue, Expenditure,
Transfers and Balance
2003/04

			Increase/(Decrease)
	2003/04	2003/04	From Budget
	3Q Forecast	Budget	to Forecast
	(Millions of Dollars)		(Millions of Dollars)%
Revenue
Own-Source	4,774	4,806	(32)	(0.7)
FederalTransfers	2,517	2,508	9	0.4

Total Revenue	7,291	7,314	(23)	(0.3)

Expenditure
Program	7,093	6,925	168	2.4
Debt Servicing	315	331	(16)	(4.8)

Total Expenditure	7,408	7,256	152	2.1

Net Revenue/(Expenditure)	(117)	58	(175)
Adjustment for Disaster- related Expenditure	75	0	75
InterfundTransfers
Debt/Pension Repayment	(96)	(96)	0
Fiscal Stabilization Fund	143	48	95

Balance under Balanced Budget Legislation	5	10	(5)

■ 2003/04 RESULTS

2003/04 forecast results presented above are based on the Third Quarter Report.

The 2003 Budget was prepared without the knowledge that the Province and Canada would face drought, the BSE crisis, an exceptionally large number of forest fires, a sharp rise in the value of the Canadian dollar and other adverse events that would affect the economy. The short-term challenges of 2003/04 have affected both revenue and expenditure. However, these challenges were met without major disruptions in Manitoba. The Province has been able to maintain services. Furthermore, the Province will be in compliance with the balanced budget act. A positive balance of $5 million is projected in the Third Quarter Report. The $96 million payment required under the act for repayment of debt and reduction of pension liabilities will be made. The exclusion of some disaster expenditures and the draw on the Fiscal Stabilization Fund are in keeping with the

BUDGET 2004 Financial Review and Statistics / B5

SECTION 1

letter and spirit of the balanced budget act. This act specifically addresses the goal of maintaining stability and sustainability in government operations over the long term. Maintaining programs despite adverse circumstances is in our long-term interest.

Revenue

As noted in the Third Quarter Report, 2003/04 revenue is now projected to be $23 million below the 2003 Budget projection. Several sources of provincial own-source revenue are projected to be higher than budgeted, including personal and corporation income taxes, the retail sales tax and mining tax. However, lower revenue from Manitoba Hydro ($52 million) and from Manitoba Lotteries Corporation ($23 million) more than offset the revenue gains from other sources. Transfer revenue from the federal government will be $9 million above the 2003 Budget estimate. Higher than projected population from the 2001 Census increased federal estimates of Manitoba’s transfer revenue in the autumn of 2003, but were largely offset by entitlement reductions due to the weaker economic performance of Ontario and other provinces.

Expenditure

The principal changes from budget were the additional funds required to provide support to cattle producers to mitigate the devastating effects of the BSE crisis, and to fund the exceptional costs of fighting forest fires. These two events required expenditure of $75 million above budget. A further $37 million was required for health care expenses, in addition to the provision in the 2003 Budget. Total program expenditure is projected in the Third Quarter Report to be $168 million over Budget 2003. Public debt costs will be $16 million below budgeted expenditure.

Net Revenue/(Expenditure)

Net expenditure, resulting from lower than budgeted revenue and higher than budgeted expenditure including extraordinary expenditure relating to disasters, will be $117 million, as compared with budgeted net revenue of $58 million.

Balance under Balanced Budget Legislation

The net result for the 2003/04 fiscal year will be a positive balance of $5 million under the balanced budget act. $96 million will be provided for repayment of general purpose debt and pension liability retirement. In keeping with the Fiscal Stabilization Fund’s purpose of providing a cushion against unforeseen circumstances, a draw of $143 million will be made from the Fiscal Stabilization Fund.

B6 / Financial Review and Statistics BUDGET 2004

Comparative Statement of Budgetary Revenue, Expenditure,
Transfers and Balance
2004/05 and 2003/04

				Increase/		Increase/
				(Decrease)		(Decrease)
				from 2003/04		from
				Forecast		2003/04 Budget
	2004/05	2003/04	2003/04	to 2004/05		to 2004/05
	Budget	Forecast[1]	Budget[1]	Budget		Budget
		(Millions		(Millions		(Millions
		of Dollars)		of Dollars)%		of Dollars)%
Revenue
Own-Source	5,124	4,774	4,806	350	7.3	318	6.6
Federal Transfers	2,447	2,505	2,496	(58)	(2.3)	(49)	(2.0)

Total Revenue	7,571	7,279	7,302	292	4.0	269	3.7

Expenditure
Program	7,233	7,135	7,037	98	1.4	196	2.8
Debt Servicing	239	256	271	(17)	(6.6)	(32)	(11.8)

Total Expenditure	7,472	7,391	7,308	81	1.1	164	2.2

Net Revenue/ (Expenditure)	99	(112)	(6)	211		105
Adjustment for Disaster- related Expenditure	0	75	0	(75)		0
Interfund Transfers
Debt/Pension Repayment	(96)	(96)	(96)	0		0
Fiscal Stabilization Fund	0	143	48	(143)		(48)
Restatement Adjustment	0	(5)	64	5		(64)

Balance under Balanced Budget Legislation	3	5	10	(2)		(7)

Note 1: The 2003/04 financial information has been restated to be consistent with the 2004/05 Estimates structure. This includes adjustments pertaining to the Province’s tangible capital asset accounting policy as outlined in Section 4 of this Paper. This will put Manitoba in full compliance with capital asset accounting practices as prescribed by PSAB. In addition, the restated 2003/04 Budget incorporates $68 million in expenditure voted in the Supplementary Estimates of Expenditure for Emergency Expenditure passed by Legislative Assembly in September 2003. This $68 million, when combined with the approximately $5 million in net fiscal impact of amortizing infrastructure capital assets, results in a restatement adjustment of $64 million.

Adjustments
(Millions of Dollars)
Net expenditure impact of amortizing infrastructure capital assets	(17)
Restatement of revenue as third-party recovery against infrastructure assets	12

Net 2003/04 fiscal impact of amortizing infrastructure capital assets	(5)

Allocation of interest costs related to the acquisition of infrastructure capital assets
Operating	60
Public Debt Costs	(60)

BUDGET 2004 Financial Review and Statistics / B7

SECTION 1

■ 2004/05 Budget

Revenue

Total revenue is projected to be up by 4.0%. Own-source revenue will grow by $350 million, reflecting increasing population, more jobs, growing incomes and expenditures of Manitobans, a rebound in water power rentals and increased corporation and mining tax, along with the decisions introduced in this Budget. Transfer revenue from the federal government is expected to decline by $58 million as compared to the amount received in 2003/04. The federal government did not extend the $2 billion in supplemental funding provided through the Canada Health and Social Transfer into 2004/05, reducing Manitoba’s transfer revenue by $73 million. In total the federal government will provide $104 million less in permanent health care funding to Manitoba in 2004/05. The Equalization renewal proposal put forward by the federal government provides a very modest increase in Manitoba’s entitlements for 2004/05 of under $10 million.

Expenditure

The Budget forecast is based on expectations of a normal year with respect to disaster-related expenditure. Budgetary program expenditure is $7,233 million, an increase of 1.4% over 2003/04 projected expenditure.

As noted, in accordance with revised accounting policy, amortization and interest costs associated with infrastructure assets will now be incorporated within departmental estimates. This will improve transparency and accountability with respect to the total cost of capital assets and is made in conjunction with our measures to comply with generally accepted accounting principles. General purpose public debt costs included under Statutory Appropriations will fall by 6.6% to $239 million.

Total budgetary expenditure is $7,472 million, an increase of 1.1% over 2003/04 projected expenditure.

Net Revenue

Growing revenue and constrained expenditure will result in net revenue of $99 million, an improvement of $211 million from the net expenditure required in 2003/04.

Balance under Balanced Budget Legislation

The 2004 Budget provides a further $96 million to be applied against general purpose debt and pension liabilities. The Debt Retirement Fund Allocation Committee has recommended that $75 million be allocated to address pension liabilities. The projected balance under balanced budget legislation is $3 million, with no draw from the Fiscal Stabilization Fund for fiscal year 2004/05.

B8 / Financial Review and Statistics BUDGET 2004

Revenue by Source
2004/05 and 2003/04

	2004/05	2003/04	Change 2004/05
	Budget	Forecast	from 2003/04 Forecast
	(Millions of Dollars)		(Millions of Dollars)
Total Taxation	4,339	4,068	271
Other Revenue	785	706	79

Own-Source Revenue	5,124	4,774	350
Government of Canada	2,447	2,505	(58)

Total Revenue	7,571	7,279	292

BUDGET 2004 Financial Review and Statistics / B9

SECTION 1

Revenue Estimates
(Thousands of Dollars)

				Percent
				Change 2004/05 from
	2004/05	2003/04	2003/04	2003/04	2003/04
	Estimate	Forecast[1]	Budget[1]	Forecast	Budget
▪ Taxation Revenue
Income Taxes
• Individual Income Tax	1,788,250	1,715,300	1,703,000
• Corporation Income Tax	313,000	289,000	270,200

Subtotal	2,101,250	2,004,300	1,973,200

Taxes, Levies and Collections
• Corporation Capital Tax	153,500	138,000	148,300
• Gasoline Tax	157,700	161,900	161,900
• Insurance Corporations Tax	52,500	49,934	44,974
• Land Transfer Tax	21,000	17,427	14,100
• Levy for Health and Education	280,800	270,000	263,400
• Mining Tax	57,230	27,160	17,000
• Motive Fuel Tax	77,600	69,400	69,400
• Oil and Natural Gas Tax	2,277	2,953	2,852
• Retail Sales Tax	1,154,300	1,062,800	1,057,800
• Revenue Act, 1964, Part 1	73,400	71,000	69,000
• Tobacco Tax	203,700	190,400	190,400
• Environmental Protection Tax	3,200	3,200	3,000
• Other Taxes	72	72	72

Subtotal	2,237,279	2,064,246	2,042,198

Total Taxation Revenue	4,338,529	4,068,546	4,015,398	6.6	8.0

▪ Other Revenue
Fees and Other Revenue
• Fines and Costs and Other Legal	34,757	26,159	22,533
• Minerals and Petroleum	5,431	5,504	5,563
• Automobile and Motor Carrier Licences and Fees	85,853	74,384	74,556
• Drivers’ Licences	17,916	14,266	14,416
• Water Power Rentals	100,000	75,000	93,784
• Parks: Forestry: and Other Conservation	29,307	28,524	25,809
• All Other Manitoba Collections	76,072	58,658	56,724

Subtotal	349,336	282,495	293,385

Crown Corporations/Entities
• Manitoba Lotteries Corporation	232,000	236,000	259,500
• Manitoba Liquor Control Commission	187,000	175,000	173,300
• Manitoba Hydro	0	0	52,000
• Other	16,525	12,350	12,350

Subtotal	435,525	423,350	497,150

Total Other Revenue	784,861	705,845	790,535	11.2	(0.7)

▪ Federal Transfers
• Equalization	1,435,800	1,414,200	1,387,900
• Canada Health and Social Transfers (CHST)	804,800	752,000	763,500
• Canada Health and Social Transfer Supplement (CHSTS)	0	163,600	163,600
• Health Reform Fund	55,000	36,400	36,400
• Other Health Funds	42,100	29,085	32,400
• Other Transfers	109,483	109,814	112,400

Total Federal Transfers	2,447,183	2,505,099	2,496,200	(2.3)	(2.0)

▪ Total Budgetary Revenue	7,570,573	7,279,490	7,302,133	4.0	3.7

Note 1: The 2003/04 information has been adjusted to be consistent with the 2004/05 Estimates structure.

B10 / Financial Review and Statistics BUDGET 2004

Program Expenditure Estimates
2004/05 and 2003/04

	2004/05	2003/04	Change 2004/05
	Budget	Forecast[1]	from 2003/04 Forecast
	(Millions of Dollars)		(Millions of Dollars)
Health	3,161	3,045	116
Advanced Education and Training	542	525	17
Education, Citizenship and Youth	1,106	1,069	37
Family Services and Housing	913	877	36
Other Departments	1,581	1,650	(69)

Total Program Expenditure Estimates	7,303	7,166	137

Note 1: The 2003/04 information has been adjusted to be consistent with the 2004/05 Estimates structure.

BUDGET 2004 Financial Review and Statistics / B11

SECTION 1

Operating Expenditure Estimates
(Thousands of Dollars)

				Percent
				Change 2004/05 from
	2004/05	2003/04	2003/04	2003/04	2003/04
	Estimate	Forecast[1]	Budget[1]	Forecast	Budget
▪ Health	3,161,289	3,045,073	3,005,659	3.8%	5.2

▪ Education
• Advanced Education and Training	541,921	525,183	527,008
• Education, Citizenship and Youth	1,106,150	1,068,631	1,065,692

Total Education	1,648,071	1,593,814	1,592,700	3.4%	3.5

▪ Family Services and Housing	912,782	876,569	873,939	4.1%	4.4

▪ Community, Economic and Resource Development
• Aboriginal and Northern Affairs	29,189	28,520	28,945
• Agriculture, Food and Rural Initiatives	145,706	150,618	145,601
• Conservation	105,509	105,448	106,592
• Energy, Science and Technology	51,577	57,747	55,387
• Industry, Economic Development and Mines	30,474	29,520	30,677
• Intergovernmental Affairs and Trade	110,628	114,611	116,920
• Transportation and Government Services	384,773	372,375	380,142
• Water Stewardship	44,723	44,919	44,299
• Enabling Appropriations - Canada-Manitoba Enabling Vote and SDIF	48,392	46,030	59,015
• Other Appropriations	25,810	99,003	93,790

Total Community, Economic and Resource Development	976,781	1,048,791	1,061,368	(6.9)%	(8.0)

▪ Justice and Other Government
• Legislative Assembly	24,095	32,242	23,642
• Executive Council	3,063	3,082	3,003
• Civil Service Commission	4,276	3,882	4,369
• Culture, Heritage and Tourism	68,321	66,197	67,263
• Employee Pensions and Other Costs	67,737	68,119	65,412
• Finance	97,920	97,284	99,314
• Healthy Child Manitoba	22,315	20,466	21,457
• Justice	264,834	263,532	257,458
• Labour and Immigration	29,139	28,779	28,435
• Seniors Directorate	741	729	737
• Sport	10,644	10,686	10,690
• Enabling Appropriations - Internal Reform, JIF and Security	10,550	6,355	6,171

Total Justice and Other Government	603,635	601,353	587,951	0.4%	2.7

▪ Total Program Expenditures	7,302,558	7,165,600	7,121,617	1.9%	2.5
▪ Public Debt Costs	238,681	255,652	271,137	(6.6)%	(12.0)

▪ Total Expenditure Estimates	7,541,239	7,421,252	7,392,754	1.6%	2.0
▪ Less: Year-End Lapse and In-Year Savings	(70,000)	(30,000)	(85,000)

▪ Total Budgetary Expenditure	7,471,239	7,391,252	7,307,754	1.1%	2.2

Note 1: The 2003/04 information has been adjusted to be consistent with the 2004/05 Estimates structure.

B12 / Financial Review and Statistics BUDGET 2004

■ Capital Investment

Part B Capital Investment is required for the annual purchase or acquisition of tangible capital assets, such as buildings, machinery and equipment, furniture, and computers, which meet established guidelines for amortization (see Appendix B of the 2004/05 Estimates of Expenditure). Capital assets are amortized over their useful life and the amortization and interest costs are borne by departments that are responsible for each asset. In 2004/05, the Province’s capital accounting policy has been changed to allow for capitalization of infrastructure, in accordance with the Canadian Institute of Chartered Accountants public sector accounting standards.

The costs of acquiring general assets as well as infrastructure assets are reflected in the annual operating fund estimates as Part B Capital Investment. The annual amortization and interest related to the past and current acquisitions are reflected in annual operating expenditures and recognized as costs related to capital assets.

Capital Investment, 2004/05
(Thousands of Dollars)

	2004/05	2003/04
	Budget	Budget
General Assets
Government Services Capital Projects	14,161	14,000
Transportation Equipment and Other Capital	12,198	13,440
Information Technology Projects
eGovernment and Enterprise Technology Initiatives	13,780	18,590
Advanced Education and Training	3,120	—
Health	3,004	6,500
Family Services and Housing	1,800	2,200
Justice	1,350	1,000
Other Projects	4,556	1,465
Other Equipment and Buildings	1,031	805

	55,000	58,000

Infrastructure Assets
Provincial Roads and Highways	78,918	68,469
Water Stewardship Projects	4,016	3,697
Parks and Other Conservation Projects	2,658	583

	85,592	72,749

Total Capital Investment	140,592	130,749

Capital Grants and Costs Related to Capital Assets, 2004/05
(Thousands of Dollars)

	2004/05	2003/04
	Budget	Budget
Capital Grants	219,441	227,934
Infrastructure Assets	130,512	127,989
General Assets	55,271	51,716

	405,224	407,639

BUDGET 2004 Financial Review and Statistics / B13

SECTION 1

■ The Medium-Term Fiscal Framework

The fiscal prospects for Manitoba and most other provincial governments are such that the Province will face some serious challenges over the medium term. Beyond the current fiscal year, the Provincial Government will continue to balance the budget, begin to replenish the Fiscal Stabilization Fund and put health care and other priority social programs on a sustainable track. In regard to the latter, it is clear that a strengthened financial partnership with the federal government is needed (see Budget Paper C – Restoring Fiscal Balance).

Over the next three years, 2005/06 to 2007/08, revenue is projected to increase at an average annual rate of 3.6%, a rate that reflects solid economic growth and increased federal support for health care. First Ministers will be meeting this summer to discuss health care reform and a long-term plan for federal funding. The medium-term fiscal framework assumes that, at a minimum, the federal government will build the $2 billion additional CHST Supplement into the funding base as an ongoing commitment to health care beginning in 2005/06. Manitoba’s share of this total would be $73 million per year.

Medium-Term Fiscal Framework

	2003/04[1]	2004/05	2005/06	2006/07	2007/08
			(Millions of Dollars)
Revenue	7,279	7,571	7,849	8,051	8,408

Expenditure
Program Expenditure	7,135	7,233	7,420	7,633	7,871
Public Debt Costs	256	239	275	293	293

Total	7,391	7,472	7,695	7,926	8,164

Net Revenue/(Expenditure)	(112)	99	154	125	244
Adjustments for Disaster- related Expenditure	75
InterfundTransfers
Debt Repayment	(96)	(96)	(110)	(110)	(110)
Fiscal Stabilization Fund	138	0	(34)	(5)	(124)

Balance under Balanced Budget Legislation	5	3	10	10	10

Note 1: 3Q Adjusted Forecast

The Medium-Term Fiscal Framework reflects current forecasts and assumptions. Should future circumstances depart from these, budget decisions will reflect the changes.

B14 / Financial Review and Statistics BUDGET 2004

This revenue growth takes place against the backdrop of healthy economic growth. According to the February 2004 Conference Board Forecast, Manitoba’s nominal Gross Domestic Product is expected to grow at an average annual rate of 4.2% over the next three years. Real Gross Domestic Product is expected to average about 2.6% over this period.

Program expenditure is targeted to increase at an average annual rate of 2.9% over the medium term – a rate that would effectively sustain key public services and provide for modest improvements in areas of greatest priority, such as infrastructure and health care.

General purpose debt will decline. However, public debt costs are expected to rise to $275 million in 2005/06, and to $293 million by 2006/07, reflecting an assumption of higher interest rates.

While the 2003 Budget anticipated a small draw on the Fiscal Stabilization Fund in 2004/05, the 2004 Budget will be balanced without any draw for this year. It is projected that net revenue growth will allow the Government to start replenishing the Fund.

Debt reduction and the retirement of pension liabilities will continue. Beginning in 2005/06, the allocation to the Debt Retirement Fund will accelerate to $110 million per year, in accordance with The Balanced Budget, Debt Repayment and Taxpayer Accoutability Act.

BUDGET 2004 Financial Review and Statistics / B15

SECTION 1

■ Special Funds Balances

Fiscal Stabilization Fund

In 2003/04, the draw from the Fiscal Stabilization Fund will be $143 million. The positive balance in the operating fund, projected at $5 million, is deposited in the Fiscal stablization Fund. The budgeted draw for 2004/05 is nil. The closing balance of the Fund is projected to be $106 million.

Fiscal Stabilization Fund
Revenue, Expenditure and Balance
Projection as at March 31, 2005 and March 31, 2004

	2004/05	2003/04
	Budget	Forecast
	(Millions of Dollars)
Fund Balance, Beginning of Year	101	236

Revenue
Balance Under Balanced Budget Legislation	3	5
Interest	2	3

	5	8

Expenditure
Transfer to Operating Fund	0	(143)

Fund Balance, End of Year	106	101

B16 / Financial Review and Statistics BUDGET 2004

Debt Retirement Fund

In accordance with The Balanced Budget, Debt Retirement and Taxpayer Accountability Act, a $96 million deposit to the Debt Retirement Fund is required in each of 2003/04 and 2004/05.

The Fund earned $8 million in interest in 2003/04. For 2003/04, the Allocation Committee determined that the most cost-effective allocation was $75 million to pension liability, rather than the $48 million budgeted amount, and $21 million against general purpose debt. The Allocation Committee also has determined that, for the 2004/05 fiscal year, the allocation is $75 million to pension liability.

The debt retirement provisions of the Act require that at least once every five years, the Fund be collapsed and all amounts be allocated to the Province of Manitoba Sinking Fund (debt) or to the Pension Assets Fund. Therefore, $202 million has been applied against general purpose debt, comprised of the $181 million opening Fund balance plus $21 million from the allocation. The transfer to the Sinking Fund will occur in April 2004.

Debt Retirement
Revenue, Expenditure and Balance
Projection as at March 31, 2005 and March 31, 2004

	2004/05	2003/04
	Budget	Forecast
	(Millions of Dollars)
Fund Balance, Beginning of Year	181	152

Revenue
Transfer from Operating Fund	96	96
Interest	0	8

	96	104

Expenditure
Transfer to Sinking Fund	(202)	0
Transfer to Pension Assets Fund	(75)	(75)

Fund Balance, End of Year	0	181

BUDGET 2004 Financial Review and Statistics / B17

SECTION 2

■ Pension Assets Fund

The Debt Retirement Fund Allocation Committee determined that, for the second consecutive year, $75 million should be allocated to the Pension Assets Fund for 2004/05.

The Fund earned net interest of $37 million in 2003/04, recovering from the effects of market downturns experienced in 2002/03. The Budget projects a return to more moderate rates in 2004/05.

The Fund is expected to have a balance of $363 million by the end of the 2004/05 fiscal year.

Pension Assets Fund
Receipts, Expenditure and Balance
Projection as at March 31, 2005 and March 31, 2004

	2004/05	2003/04
	Budget	Forecast
	(Millions of Dollars)
Fund Balance, Beginning of Year	266	151

Revenue
Contributions
Debt Retirement Fund	75	75
Net Investment Earnings	18	37
Departments and Crown Organizations	4	3

	97	115

Fund Balance, End of Year	363	266

B18 / Financial Review and Statistics BUDGET 2004

■ Report on Consolidated Operations and Summary Budget Forecast

For the first time, Manitoba is presenting a prospective view on the Consolidated Operations of the Government, and a forecast of the Summary Budget over the medium term.

This presentation uses the revenue and expenditure forecasts from the Medium-Term Fiscal Framework on page 13 of this Budget Paper.

The Summary Budget represents the entire Government reporting entity. It reflects the balance under balanced budget legislation, the changes in the balances of special funds, the net contributions of Government enterprises and Crown corporations, and the changes in pension liabilities and pension fund assets.

The result of the interaction between the Operating Fund and the transfers to or from the Debt Retirement Fund and Fiscal Stabilization Fund, provide the balance under balanced budget legislation. Positive balances must be transferred to the Fiscal Stabilization Fund, leaving the Operating Fund Balance at $0 after the transfer.

■ Consolidated Operations and Summary Budget Forecast

Adjustments to determine Consolidated Net Income/(Expenditure) include:

•	Total changes in Special Funds;

•	Contributions of enterprises and Crown corporations;

•	Consolidation adjustments;

•	Pension items; and

•	For 2003/04, the adjustment for disaster-related expenditure.

The table on the next page includes these elements and related items, and provides the forecast Consolidated Net Income/(Expenditure).

BUDGET 2004 Financial Review and Statistics / B19

SECTION 2

Consolidated Operations and Summary Budget Forecast
(Millions of Dollars)

	2003/04	2004/05	2005/06	2006/07	2007/08
Operating Fund balance after transfer to FSF	0	0	0	0	0

Adjustment for Disaster-related Expenditure	(75)

Special Funds (Changes in Balance)
Debt Retirement Fund	29	(181)	31	33	35
Fiscal Stabilization Fund	(130)	5	47	22	142
Other	(4)	(2)	(2)	(2)	(2)

Subtotal	(105)	(178)	76	53	174
Consolidation Adjustment	0	202	0	0	0

Total Changes in Special Funds	(105)	24	76	53	174

Government Enterprises and Crown Corporations
Manitoba Hydro	(359)	37	38	37	29
Manitoba Public Insurance Corp.	37	12	10	3	0
Manitoba Lotteries Corporation	236	232	232	232	232
Manitoba Liquor Control Commission	175	187	192	197	201
Special Operating Agencies	9	10	10	10	10
Crown Corporations and Other Enterprises	52	(16)	52	52	52

Subtotal: Business Enterprises and Crown Corporations	150	462	533	530	525
Consolidation Adjustments	(423)	(436)	(436)	(441)	(446)

Net Contribution - Enterprises and Crown Corporations	(273)	27	97	89	79

Balance Before Pension Items	(453)	51	173	142	253

Pension Items
Pension Expense for Unfunded Liability	(193)	(206)	(220)	(226)	(232)
Increase in Pension Assets Fund	115	97	114	124	134

Total Pension Items	(78)	(109)	(106)	(102)	(98)

Consolidated Net Income/ (Expenditure)	(531)	(58)	67	40	155

Totals may not add due to rounding.

B20 / Financial Review and Statistics BUDGET 2004

■ Total Changes in Special Funds

There are a number of special funds created by the Legislature for specific purposes. The two principal funds are the Fiscal Stabilization Fund and the Debt Retirement Fund. There are also a number of small, special-purpose funds – for example, the Mining Community Reserve Fund and the Quarry Rehabilitation Reserve – that in combination are projected to have little effect on the overall balance.

In 2004/05, the funds held in the Debt Retirement Fund will be withdrawn and applied to reduce outstanding debt, in accordance with the provisions of debt repayment legislation, which mandates collapsing the Fund at least once every five years. From the Fund balance of $277 million, $75 million will be allocated to the Pension Assets Fund, and $202 million to the Sinking Fund. Since the Debt Retirement Fund will also receive a $96 million contribution, the net change in the Fund will be a reduction of $181 million.

The $202 million transfer is not considered an expense for accounting purposes. A consolidation adjustment is required. Discounting this transfer, Special Funds will achieve a positive result of $24 million in 2004/05.

In the medium term, the FSF and DRF balances will grow as deposits are made from the Operating Fund.

■ Contributions of Government Enterprises and Crown Corporations

The net changes in operating balances (profits or losses) of Government enterprises, Crown corporations, entities and Special Operating Agencies during the fiscal year are shown in the Summary Budget. The Crown corporations having the greatest net impact on the consolidated financial results are listed. The contributions of other Government entities are included in a single entry.

An entry of note is the projected result of Manitoba Hydro for the 2003/04 fiscal year. Due to the effects of a prolonged drought on water flows, Manitoba Hydro is projected to finish its year with a loss on operations of $359 million. For fiscal year 2004/05, Manitoba Hydro is expected to return to a profit position. Approximately the same level of profit is forecast for each year of the medium term.

Consolidation Adjustments

Consolidation adjustments are made to prevent double counting of revenue or expenditure items between the Government and its related entities. These are:

•	The full amount of profits from Manitoba Lotteries Corporation and the Liquor Control Commission are included in Operating Fund revenue, and so are fully included in consolidation adjustments.

•	Revenue-sharing payments from Special Operating Agencies are included in operating revenue and are deducted here.

BUDGET 2004 Financial Review and Statistics / B21

SECTION 2

■ Balance before Pension Items

The consolidated balance before considering pension liability will return to a positive position in 2004/05, a balance of $51 million, after a forecast negative result for 2003/04 of $453 million.

Over the medium term, this balance will remain positive and increase.

■ Pension Items

Upon coming into office, our Administration put into place a plan to retire the general purpose debt and to eliminate the Government’s pension liability. Prior to this, it was projected that pension liability would grow to $8.4 billion by 2028, and would continue to grow after that.

The 2000 Manitoba Budget introduced a comprehensive approach to address both debt and pension obligations. The plan provides for debt and pension obligation funding of $96 million per year until 2004/05, and $110 million per year over the medium term. In addition, departments were directed to match employee pension contributions for employees hired after October 2002.

This forecast projects an allocation from the Debt Retirement Fund of $75 million to the Pension Assets Fund in each of 2003/04 and 2004/05, and $82.5 million per year over the medium term. Interest earnings and net contributions from departments and Crown corporations produce the additional increases in the Pension Assets Fund.

■ Consolidated Net Income/(Expenditure)

The Summary Budget represents the entire Government reporting entity as defined in Schedule 8 of the Summary Financial Statements of the Public Accounts.

The last year has been very challenging for Manitobans, and for its Crown entities. Drought and reduced water flows affected Manitoba Hydro’s operations; BSE and low cattle prices affected the farm community, Government supports increased dramatically; forest fires caused several temporary relocations and required disaster expenditures. With disaster expenditures up, and Crown enterprise revenue down, the Consolidated Net Expenditure for 2003/04 is forecasted to be $531 million.

For fiscal year 2004/05, although federal transfer payments are expected to be lower than in 2003/04, own-source revenues will increase, and Manitoba Hydro is expected to return to a profitable position. The consolidated net expenditure for 2004/05 will total $58 million, an improvement of $473 million from 2003/04 results. Over the medium term, the forecast provides for positive results, with strong growth in 2007/08.

B22 / Financial Review and Statistics BUDGET 2004

■ Loan Act Requirements

The following table reflects expenditure authority to be included in The Loan Act, 2004.

Incremental Capital Authority Requirements for Non-Budgetary Programs, 2004/05
(Thousands of Dollars)

The Loan Act, 2004

The Manitoba Hydro-Electric Board	629,200
Health Capital Program	97,800
Manitoba Agricultural Credit Corporation	57,500
Manitoba Lotteries Corporation	25,700
Manitoba Student Financial Assistance Program	17,500
Manitoba Industrial Opportunities Program	15,800
Manitoba Housing and Renewal Corporation	13,720
Communities Economic Development Fund	12,600
Manitoba Opportunities Fund Ltd.	9,500
Special Operating Agencies Financing Authority – Fleet Vehicles Agency	7,000
Diagnostic Services Manitoba	4,000
Rural Economic Development Initiatives	1,650
Venture Manitoba Tours Ltd.	1,615
Manitoba Film Guarantee Program	480
Manitoba Potash Corporation	195

894,260

Non-Budgetary Capital Program, 2004/05
(Thousands of Dollars)

The Manitoba Hydro-Electric Board	605,000
Health Capital Program	212,441
Manitoba Lotteries Corporation	140,400
Manitoba Agricultural Credit Corporation	104,850
Manitoba Industrial Opportunities Program	52,950
Manitoba Student Financial Assistance Program	38,846
Manitoba Housing and Renewal Corporation	32,175
The Manitoba Water Services Board	31,102
Red River Floodway Expansion Authority	15,000
Special Operating Agencies Financing Authority – Fleet Vehicles Agency	11,927
Community Economic Development Fund	11,900
Diagnostic Services Manitoba	7,701
Special Operating Agencies Financing Authority – Food Development Centre	5,801
Manitoba Opportunities Fund	5,000
Miscellaneous Corporations, Agencies and Other Programs	8,781

1,283,874

BUDGET 2004 Financial Review and Statistics / B23

SECTION 2

■ Borrowing Requirements

Manitoba’s borrowing requirements for both general and self-sustaining purposes will total $2.3 billion in 2004/05. A total of $1.6 billion is required for refunding. The remainder is required for self-sustaining programs, including Manitoba Hydro, capital investments and disaster funding. Incremental capital authority requirements totalling $0.89 billion are provided by The Loan Act, 2004.

Borrowing Requirements
(Thousands of Dollars)

		New Cash	Estimated	Borrowing
	Refunding	Requirements	Repayments	Requirements
	2004/05	2004/05	2004/05	2004/05
Refunding General Government Program Debt	1,480,130	74,800	—	1,554,930
Capital Investments (General Assets)	—	26,000	—	26,000
Capital Investments (Infrastructure Assets)	—	16,700	—	16,700
Manitoba Hydro	93,450	353,450	—	446,900
Manitoba Lotteries Corporation	—	116,400	—	116,400
Manitoba Hospital Facilities	65,000	20,000	35,000	50,000
Business Support Programs	—	52,950	12,950	40,000
Manitoba Agricultural Credit Corporation	—	104,850	84,850	20,000
Red River Floodway Renewal and Expansion	—	20,000	—	20,000
Manitoba Student Financial Assistance	—	25,000	15,000	10,000
Manitoba Housing and Renewal Corporation	—	32,175	22,175	10,000
Diagnostic Services Manitoba	—	7,700	—	7,700
Manitoba Opportunities Fund Ltd.	—	5,000	—	5,000
The Manitoba Water Services Board	—	19,071	14,071	5,000
Communities Economic Development Fund	—	11,250	6,250	5,000
Fleet Vehicles Agency	—	7,719	5,000	2,719
Miscellaneous	—	11,200	11,200	—

	1,638,580	904,265	206,496	2,336,349

B24 / Financial Review and Statistics BUDGET 2004

Statement of Valuation and Purpose of Direct and Guaranteed Debt Outstanding
(Thousands of Dollars) Preliminary Unaudited

As at March 31, 2004 (with comparative figures for March 31, 2003)

	Canadian Dollar	Canadian Dollar	Increase (Decrease)
	Valuation (Note 1)	Valuation (Note 1)	March 31/04 over
	March 31/04	March 31/03	March 31/03
Direct Debt Payable in:
Canadian Dollars	12,643,107	11,812,749	830,358
Issues Hedged to Canadian Dollars	3,210,936	3,348,799	(137,863)
U.S. Dollars	2,227,850	3,305,925	(1,078,075)
Issues Hedged to U.S. Dollars	957,913	939,179	18,734

Total Direct Debt	19,039,806	19,406,652	(366,846)

Guaranteed Debt Payable in:
Canadian Dollars	910,294	979,202	(68,908)
U.S. Dollars	12,450	—	12,450

Total Guaranteed Debt	922,744	979,202	(56,458)

Total Direct and Guaranteed Debt (Note 2)	19,962,550	20,385,854	(423,304)
Less: Sinking Fund Investments	4,810,993	5,679,730	(868,737)
Less: Debt Retirement Fund	180,326	151,850	28,476

Net Direct and Guaranteed Debt (Note 3)	14,971,231	14,554,274	416,957

Note 1:	The Canadian Dollar Valuation is calculated using the foreign currency exchange rates in effect at March 31, 2004 and at March 31, 2003. As at March 31, 2004, the U.S. dollar exchange rate was $1.3105 (2003 - $1.4693).

Note 2:	Direct and Guaranteed Debt are payable in Canadian and U.S. dollars. As at March 31, 2004, total Gross Debt was payable 84% in Canadian dollars and 16% in U.S. dollars. Of this total, General Government Program Debt and Other Debt was 100% payable in Canadian dollars (97% at March 31, 2003) while U.S. dollars exposure was nil (3% at March 31, 2003). Manitoba Hydro Debt was payable 57% in Canadian dollars (47% at March 31, 2003) and 43% in U.S. dollars (53% at March 31, 2003).

Note 3:	The above debt was issued for the following purposes:

	March 31, 2004				March 31, 2003
	($ Thousands)		($ Per Capita)	(Note 4)	($ Thousands)	($ Per Capita)	(Note 4)
General Government Programs	6,316,518		5,418		6,354,604	5,479
The Manitoba Hydro-Electric Board	6,648,770		5,703		6,343,756	5,469
Capital Investments	319,900		274		294,900	254
Manitoba Hospital Facilities	499,000		428		445,000	384
Other	1,187,043		1,018		1,116,014	962

	14,971,231	(Note 5)	12,841		14,554,274	12,548

Note 4:	Per capita data is based upon population figures at January 1, 2004 and April 1, 2003 as reported by Statistics Canada.

Note 5:	General Government program debt decreased by $38 million due to the deposit to the Debt Retirement Fund. All other debt increased $455 million due to the continued consolidation of hospital facilities debt on to the Province’s records, combined with Provincial Part B capital requirements, and Manitoba Hydro’s new capital requirements, offset by an improved Canadian dollar.

BUDGET 2004 Financial Review and Statistics / B25

SECTION 2

Direct and Guaranteed Debt
Net Maturities to March 31, 2042

	CanadianValuation Payable In
	Canadian	U.S.	Net
	Dollars	Dollars	Maturities
	(Millions of Dollars)
2004/05	1,365	—	1,365
2005/06	1,476	265	1,741
2006/07	1,121	655	1,776
2007/08	1,489	—	1,489
2008/09	1,526	—	1,526
2009/10	208	384	592
2010/11	628	62	690
2012 - 16	1,437	443	1,880
2017 - 21	850	524	1,374
2022 - 26	2	393	395
2027 - 42	1,610	—	1,610
Treasury Bills and Promissory Notes	521	12	533

	12,233	2,738	14,971

The above table is based on foreign exchange rates in existence at March 31, 2004.

B26 / Financial Review and Statistics BUDGET 2004

Manitoba Financial Statistics, Ten-Year Summary

	2004/05	2003/04	2002/03	2001/02	2000/01
	Budget	3Q Forecast	Actual	Actual	Actual
	(Millions of Dollars)
FINANCIAL STATEMENTS
Revenue
Own-Source Revenue	5,124	4,774	4,792 [1]	4,540	4,661
Federal Transfers	2,447	2,517	2,230	2,207	2,091

Total	7,571	7,291	7,022	6,747	6,752

Expenditure
Program Expenditure[4]	7,233	7,093	6,623	6,324	6,104
Public Debt Costs[4]	239	315	321	414	511

Total	7,472	7,408	6,944	6,738	6,615

Net Revenue/(Expenditure)	99	(117)	78	9	137
Emergency/Extraordinary Items		75 [5]
Debt/Pension Repayment	(96)	(96)	(96)	(96)	(96)
Transfers from/(to) Fiscal Stabilization Fund	0	143	22	150	0

Balance under Balanced Budget Legislation	3	5	4	63	41

Net Direct and Guaranteed Debt
General Purpose	6,370	6,316	6,354	6,406	6,537
Manitoba Hydro	6,874	6,649	6,344	6,263	6,053
Other	1,429	1,187	1,116	1,099	1,086
Health Facilities	549	499	445	390	220
Capital Investments	362	320	295	245	260

Total	15,584	14,971 [6]	14,554	14,403	14,156

Other Obligations
Health Debt	265	186	195	225	358
Pension Liability[7]	3,810	3,604	3,411	3,217	3,050
Pension Assets	(363)	(266)	(151)	(107)	(21)

Total	3,712	3,524	3,455	3,335	3,387

Total Obligations	19,296	18,495	18,009	17,738	17,543

Fiscal Stabilization Fund End-of-Year Balance	106	101	236	247	320
Memorandum Items
Population (000’s)	1,169	1,163	1,156	1,151	1,147
GDP at Market Prices	40,225	38,491	36,997	35,219	34,085

Note 1:	Includes Manitoba Hydro special payment 2001/02 – $150 million, and $51.1 million adjustment for federal accounting error.

Note 2:	Includes net gain from divestiture of Manitoba Telephone System – $264.6 million.

Note 3:	Includes Special Lotteries Transfer – $145 million.

Note 4:	Effective from fiscal year 2002/03 interest-carrying costs of capital assets (then worth $20 million) are included in departmental expenditures and from fiscal year 2004/05 interest-carrying costs of infrastructure assets (additional $60 million) are included in departmental expenditures.

BUDGET 2004 Financial Review and Statistics / B27

SECTION 3

	1999/00	1998/99	1997/98	1996/97	1995/96
	Actual	Actual	Actual	Actual	Actual
	(Millions of Dollars)
FINANCIAL STATEMENTS
Revenue
Own-Source Revenue	4,264	4,322	3,858	4,047 [2]	3,789 [3]
Federal Transfers	2,073	1,560	1,884	1,716	1,873

Total	6,337	5,882	5,742	5,763	5,662

Expenditure
Program Expenditure[4]	5,971	5,372	5,171	4,869	4,913
Public Debt Costs[4]	465	515	520	539	592

Total	6,436	5,887	5,691	5,408	5,505

Net Revenue/(Expenditure)	(99)	(5)	51	355	157
Emergency/Extraordinary Items Debt/Pension Repayment	(75)	(150)	(75)	0	0
Transfers from/(to) Fiscal Stabilization Fund	185	186	100	(264)	0

Balance under Balanced Budget Legislation	11	31	76	91	157

Net Direct and Guaranteed Debt
General Purpose	6,473	6,632	6,773	6,808	6,814
Manitoba Hydro	5,798	5,677	5,569	4,893	5,090
Other	943	947	976	1,212	1,770
Health Facilities	0	0	0	0	0
Capital Investments	245	142	0	0	0

Total	13,459	13,398	13,318	12,913	13,674

Other Obligations
Health Debt	501	450	461	438	604
Pension Liability[7]	2,906	2,766	2,572	2,182	2,039
Pension Assets	0	0	0	0	0

Total	3,407	3,216	3,033	2,620	2,643

Total Obligations	16,866	16,614	16,351	15,533	16,317

Fiscal Stabilization Fund End-of-Year Balance	264	427	565	578	210
Memorandum Items
Population (000’s)	1,143	1,138	1,136	1,134	1,129
GDP at Market Prices	31,925	30,892	29,716	28,433	25,966

Note 5:	Under balanced budget legislation, disaster-related expenditures may be written directly to accumulated deficit. In 2003/04, the effect of the BSE crisis, drought and forest fires required extraordinary emergency expenditures to which this provision applies.

Note 6:	Debt is as of March 31, 2004.

Note 7:	Now reflects pension liability per summary financial statements. In previous years, amount excluded unamortized gains and losses resulting from actuarial valuations.

B28 / Financial Review and Statistics BUDGET 2004

Manitoba Financial Statistics, Ten-Year Summary

	2004/05	2003/04	2002/03	2001/02	2000/01
	Budget	3Q Forecast	Actual	Actual	Actual
Annual Change			(Percent Change)
Own-Source Revenue	7.3	(0.4)	5.6	(2.6)	9.3
Federal Transfers	(2.8)	12.9	1.0	5.5	0.9
Total Revenue	3.8	3.8	4.1	(0.1)	6.5
Program Expenditure	2.0	7.1	4.7	3.6	2.2
Public Debt Costs	(24.1)	(1.9)	(22.5)	(19.0)	9.9
Total Expenditure	0.9	6.7	3.1	1.9	2.8
Balance under Balanced Budget Legislation	(40.0)	25.0	(93.7)	53.7	272.7
Net General Purpose Debt	0.9	(0.6)	(0.8)	(2.0)	1.0
Total Net Debt	4.1	2.9	1.0	1.7	5.2
Percent of GDP			(Percent)
Own-Source Revenue	12.7	12.4	13.0	12.9	13.7
Total Revenue	18.8	18.9	19.0	19.2	19.8
Program Expenditure	18.0	18.4	17.9	18.0	17.9
Public Debt Costs	0.6	0.8	0.9	1.2	1.5
Total Expenditure	18.6	19.2	18.8	19.1	19.4
Balance under Balanced Budget Legislation	0.0	0.0	0.0	0.2	0.1
Net General Purpose Debt	15.8	16.4	17.2	18.2	19.2
Percent of Revenue
Own-Source Revenue	67.7	65.5	68.2	67.3	69.0
Federal Transfers	32.3	34.5	31.8	32.7	31.0
Public Debt Costs	3.2	4.3	4.6	6.1	7.6
Net General Purpose Debt	84.1	86.6	90.5	94.9	96.8
Percent of Expenditure
Program Expenditure	96.8	95.7	95.4	93.9	92.3
Public Debt Costs	3.2	4.3	4.6	6.1	7.7
Balance under Balanced Budget Legislation	0.0	0.1	0.1	0.9	0.6
Dollars Per Capita			(Dollars)
Total Expenditure	6,392	6,370	6,007	5,854	5,767
Public Debt Costs	204	272	278	360	446
Balance under Balanced Budget Legislation	3	4	3	55	36
Net General Purpose Debt	5,449	5,431	5,497	5,566	5,699

Source: Manitoba Department of Finance

BUDGET 2004 Financial Review and Statistics / B29

SECTION 3

	1999/00	1998/99	1997/98	1996/97	1995/96
	Actual	Actual	Actual	Actual	Actual
Annual Change	(Percent Change)
Own-Source Revenue	(1.3)	12.0	(4.7)	6.8	14.5
Federal Transfers	32.9	(17.2)	9.8	(8.4)	(1.2)
Total Revenue	7.7	2.4	(0.4)	1.8	8.8
Program Expenditure	11.2	3.9	6.2	(0.9)	2.3
Public Debt Costs	(9.7)	(1.0)	(3.5)	(9.0)	(0.8)
Total Expenditure	9.3	3.4	5.2	(1.8)	1.9
Balance under Balanced Budget Legislation	(64.5)	(59.2)	(16.5)	(42.0)	n.a.
Net General Purpose Debt	(2.4)	(2.1)	(0.5)	(0.1)	(7.5)
Total Net Debt	0.5	0.6	3.1	(5.6)	(4.6)
Percent of GDP	(Percent)
Own-Source Revenue	13.4	14.0	13.0	14.2	14.6
Total Revenue	19.8	19.0	19.3	20.3	21.8
Program Expenditure	18.7	17.4	17.4	17.1	18.9
Public Debt Costs	1.5	1.7	1.7	1.9	2.3
Total Expenditure	20.2	19.1	19.2	19.0	21.2
Balance under Balanced Budget Legislation	0.0	0.1	0.3	0.3	0.6
Net General Purpose Debt	20.3	21.5	22.8	23.9	26.2
Percent of Revenue
Own-Source Revenue	67.3	73.5	67.2	70.2	66.9
Federal Transfers	32.7	26.5	32.8	29.8	33.1
Public Debt Costs	7.3	8.8	9.1	9.4	10.5
Net General Purpose Debt	102.1	112.8	118.0	118.1	120.3
Percent of Expenditure
Program Expenditure	92.8	91.3	90.9	90.0	89.2
Public Debt Costs	7.2	8.7	9.1	10	10.8
Balance under Balanced Budget Legislation	0.2	0.5	1.3	1.7	2.9
Dollars Per Capita	(Dollars)
Total Expenditure	5,631	5,173	5,010	4,769	4,876
Public Debt Costs	407	453	458	475	524
Balance under Balanced Budget Legislation	10	27	67	80	139
Net General Purpose Debt	5,663	5,828	5,962	6,004	6,035

B30 / Financial Review and Statistics BUDGET 2004

Total Expenditure by Province, 2003/04

Sources: Statistics Canada and provincial
mid-year financial statements

Program Expenditure by Province, 2003/04

Sources: Statistics Canada and provincial
mid-year financial statements

■ Manitoba’s Relative Position Among Provinces

Manitoba continues to maintain its reputation for fiscal prudence. The Province’s measured approach to balancing the budget, managing its debt and pension liabilities, and dealing with cost pressures in health and other key program areas has been acknowledged by both the financial industry and credit rating agencies. Last year, both Moody’s Investors Service and Dominion Bond Rating Service recognized Manitoba’s recent fiscal progress by boosting the Province’s credit ratings.

Manitoba has one of the most efficient and cost-effective governments in Canada. As the adjoining charts indicate, per capita total expenditure was third-lowest and per capita program expenditure was fourth-lowest among provinces in 2003/04.

Effective debt management has contributed to significant reductions in the annual cost of servicing the Provincial debt. Over the last five years, annual debt servicing costs have declined by $177 million. As a share of the total Provincial budget, debt servicing costs have been halved over the past five years. Annual debt servicing costs in Manitoba, both as a share of total budgetary expenditure and on a per capita basis, are the second-lowest among provinces.

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SECTION 3

The practical consequence of this strong financial performance is that Manitoba is better able to maintain its commitment to major health and social programs than otherwise would be the case. In 2003/04, heath expenditure was 43% of total program spending in Manitoba, third-highest among provinces and above the national average of 39%.

Note: Interprovincial comparisons are based on provincial mid-year financial statements. Since not all provincial governments will have tabled their budgets prior to publication, the pre-budget estimates were used for all provinces to ensure comparability.

Health Expenditure by Province, 2003/04

Sources: Statistics Canada and provincial
mid-year financial statements

General Purpose Debt Servicing Costs by Province, 2003/04

Sources: Statistics Canada and provincial
mid-year financial statements

B32 / Financial Review and Statistics BUDGET 2004

■ Improving Transparency and Accountability

The Government continues to strive to improve transparency concerning its operations, while meeting specific requirements of the Provincial Legislature and the legislation it has passed. The financial statements have kept pace with generally accepted accounting principles as outlined by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants.

■ Improved Reporting

In its journey to improved disclosure, the Government has been assisted by the recommendations of the Auditor General. For instance, when expressing his concerns regarding confusion over separate financial statements for the Operating Fund and the consolidated reporting entity in his March 29, 1999 press release on the Public Accounts, he identified two courses of action:

1.	stop producing financial statements on the Operating Fund; or

2.	combine the summary financial statements into one volume so that their interrelationships would be more transparent.

The latter recommendation was adopted in the current Administration’s first set of Public Accounts for 1999/2000.

In considering the former, many factors were assessed, including the budget laws of Manitoba and the views of the Public Sector Accounting Board previously stated on page 2 of this Budget Paper.

Based on this, we have continued to produce the Operating Fund special purpose financial statements in the interest of providing readers with a comprehensive reporting on the financial affairs of government. Interested parties are encouraged to access all the reports of the Government of Manitoba which are provided for the information of the Legislature and the public.

Following up on the Auditor General’s further recommendations, the Government began issuing comprehensive annual reports in 2000/01. This fulfilled our commitment to provide more comprehensive reporting on the Government’s fiscal results. These reports include not only financial statements, but also discussion and analysis. Further, they include financial and economic indicators for the Government’s central operations, as well as for the entire Government reporting entity.

The Auditor General commended the Government in four successive reports on the Public Accounts, from 2001 to 2003, for the continuous improvement achieved in its accounting and reporting practices. Among an extensive list of these improvements are the recognition of the unfunded liability for future benefits for employees of non-devolved health care facilities, the introduction of commentary on environmental issues, improved notes and schedules, and improved disclosure in a large number of technical areas, bringing government’s accounting practices closer to full compliance with generally accepted accounting principles for public sector.

In 2001/02 for the first time, a Summary Budget was presented that shows the entire Government reporting entity.

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SECTION 4

Beginning in 2002/03, the Report on Consolidated Operations includes the Summary Budget Forecast, and more complete explanations of the components of the summary financial statements. The 2004/05 Budget, for the first time, provides a forward-looking approach to Summary Budgets, with forecasts of summary results through to 2007/08. Further, for 2004/05, a statement on the Pension Assets Fund has been included.

■ Capital Acquisitions

The Government introduced budgetary measures for considering the full cost of capital assets in program costs. The budget for the acquisition cost of general assets has been reflected in Part B of the Estimates since 1999/2000, and the related annual amortization costs have been voted as part of departmental appropriations. In 2002/03, the interest costs relating to capital acquisitions was also included in department program costs. This has resulted in the full cost of capital acquisitions being included in overall departmental program costs, providing for greater departmental accountability for capital expenditures.

■ Infrastructure Capitalization

For 2004/05, Manitoba is introducing a capitalization policy for its infrastructure assets.

By way of explanation, general tangible capital assets are consumed by government in providing government services, and use is usually restricted to government purposes such as buildings and computer equipment. Infrastructure assets are assets which are consumed by the general public and whose access is generally not restricted such as roads and parks.

PSAB requires infrastructure assets to be recorded. Prior to this year, tangible capital for infrastructure has not been not recorded as assets, pending the results of a special study on infrastructure by PSAB. Now that the PSAB Research Study on Infrastructure has been released, and confirms the applicability of capitalization for infrastructure, the Government is proceeding to value and recognize infrastructure in its accounts. Infrastructure assets will now be treated in the same manner as other tangible capital assets of government, as described in the Capital Acquisitions section above.

This will now put Manitoba in full compliance with the capital asset accounting practices prescribed by PSAB.

■ Pension Accounting

Departments began funding the cost of matching pension contributions for employees hired on or after October 1, 2002 from their appropriations. This funding is being directed to the Pension Assets Fund, in addition to other contributions being made through the Debt Retirement Fund. The cost of the pension benefits thus begins to be reflected in the various programs across government. It also accelerates the Government’s plan to address the outstanding pension liability.